Exhibit 8.1

March 7, 2018

Byline Bancorp, Inc.
180 N. LaSalle Street, Suite 300
Chicago, Illinois 60601

Ladies and Gentlemen:

We have acted as special counsel to Byline Bancorp, Inc., a Delaware corporation (“Parent”), in connection with (i) the merger of Wildcat Acquisition Corporation, an Illinois corporation and wholly-owned subsidiary of Parent (“Merger Sub”), with and into First Evanston Bancorp, Inc., an Illinois corporation (“Company), with Company surviving as a wholly-owned subsidiary of Parent (the “Merger”), pursuant to the Agreement and Plan of Merger dated as of November 27, 2017 by and among Parent, Merger Sub and Company (the “Merger Agreement”) and (ii) immediately thereafter, the merger of Company with and into Parent with Parent surviving (the “Parent Merger,” and together with the Merger, the “Integrated Merger”) pursuant to the Agreement and Plan of Merger dated as of November 27, 2017 by and among Parent and Company (the “Parent Merger Agreement”).  At your request, and in connection with the filing with the Securities and Exchange Commission of the Form S-4, including the joint proxy statement/prospectus contained therein, as amended or supplemented through the date hereof, relating to the Integrated Merger (the “Registration Statement”), we are rendering our opinion regarding certain U.S. federal income tax consequences of the Integrated Merger.

The Merger Agreement (including exhibits thereto) and the Parent Merger Agreement contain a detailed description of the Integrated Merger and are hereby incorporated in this letter as part of the statement of facts.  Immediately following the consummation of the Integrated Merger, First Bank & Trust, an Illinois state chartered bank and wholly-owned subsidiary of Company, will merge with and into Byline Bank, an Illinois state chartered bank and wholly-owned subsidiary of Parent (“Parent Bank Sub”), with Parent Bank Sub being the surviving bank (the “Bank Merger”).

In rendering this opinion, we have examined the Merger Agreement, the Parent Merger Agreement and the Agreement and Plan of Merger, dated as of November 27, 2017, relating to the Bank Merger (the “Bank Merger Agreement”) and have reviewed such other agreements, documents and corporate records that have been made available to us and such other materials as we have deemed relevant for purposes of this opinion.  In such review and examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies and the authenticity of the originals of such latter documents.  Our opinion is conditioned on the receipt of certain factual statements and representations made by duly authorized officers of Parent and Company to us in letters dated as of the date hereof and on or about the closing date of the Integrated Merger and our opinion is further conditioned on such statements and representations being true, correct and complete and continuing to be true, correct and complete as of the date hereof and at all times up to and including the effective date and time of the Integrated Merger (the “Effective Time”).

222 North LaSalle Street  |  Chicago, Illinois 60601  |  T +1 312 609 7500  |  F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

Byline Bancorp, Inc.

March 7, 2018

Our opinion is based, in part, on (i) the assumption that the proposed Integrated Merger will occur in accordance with the terms of the Merger Agreement and the Parent Merger Agreement and that the proposed Bank Merger will occur in accordance with the terms of the Bank Merger Agreement (without the waiver or modification of any terms or conditions thereof and without taking into account any amendment thereof that we have not approved) and (ii) the facts and representations set forth or referred to herein, and that such facts and representations, as well as the facts and representations set forth in the Merger Agreement, the Parent Merger Agreement and the Bank Merger Agreement, are accurate as of the date hereof and will be accurate at the Effective Time.  You have not requested that we undertake, and we have not undertaken, any independent investigation of the accuracy of the facts, representations and assumptions set forth or referred to herein.

For the purposes indicated above, and based upon and subject to the foregoing facts, assumptions, representations and conditions set forth or referred to herein and in the Registration Statement under the heading “Material U.S. Federal Income Tax Consequences of the Integrated Merger” in the joint proxy statement/prospectus contained therein, it is our opinion that for federal income tax purposes, the Merger and the Parent Merger taken together will be treated as a single integrated transaction that qualifies a “reorganization” within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

The opinion expressed in this letter is based on the Code, the Income Tax Regulations promulgated by the Treasury Department thereunder and judicial authority reported as of the date hereof.  We have also considered the positions of the Internal Revenue Service (the “Service”) reflected in published and private rulings as of the date hereof.  Although we are not aware of any pending changes to these authorities that would alter our opinions, there can be no assurances that future legislative or administrative changes, court decisions or Service interpretations will not significantly modify the statements or opinions expressed herein.  We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter or to notify you of any changes to such facts or law.

Our opinion is limited to those U.S. federal income tax issues specifically stated herein.  We do not express any opinion as to any other federal tax issues, or any state, local or foreign tax issues, arising from or related to the transactions contemplated by the Merger Agreement, the Parent Merger Agreement or the Bank Merger Agreement.  Although the discussion herein is based upon our best interpretation of existing sources of law and expresses what we believe a court would properly conclude if presented with these issues, no assurance can be given that such interpretations would be followed if they were to become the subject of judicial or administrative proceedings.

This opinion is furnished to Parent solely for its benefit in connection with the Integrated Merger and is not to be relied upon, quoted, circulated, published, or otherwise referred to for any other purpose, in whole or in part, without our express prior written consent.  This opinion may be disclosed to shareholders of Parent and they may rely on it, it being understood that we are not establishing any attorney-client relationship with any shareholder of Parent.  This letter is not to be relied upon for the benefit of any other person.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name and to any reference to our firm in the Registration Statement.  In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under

Byline Bancorp, Inc.

March 7, 2018

Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Vedder Price P.C.

VEDDER PRICE P.C.